EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 1st day of February, 2012 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird LargeCap Fund (the “LargeCap Fund”), the Baird MidCap Fund (the “MidCap Fund”), and the Baird SmallCap Value Fund (the “SmallCap Value Fund”); the LargeCap Fund and MidCap Fund are hereinafter referred to collectively as the “Funds” and individually as a “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse the Funds’ operating expenses to ensure that the Funds’ total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisor Agreement between the Corporation on behalf of the Funds and the Advisor and/or assume expenses for the Fund to the extent necessary to ensure that each Fund’s total operating expenses, excluding taxes, brokerage commissions and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Fund’s Institutional Class and Investor Class shares:

Institutional Class                               Investor Class

LargeCap Fund                                                    0.75%                                          1.00%
MidCap Fund                                                      0.85%                                           1.10%
SmallCap Value Fund                                         1.00%                                           1.25%

The Advisor shall be entitled to recoup such amounts from a Fund for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for that Fund, provided that the expense ratios in those future years are less than the limits specified herein and less than the limits in effect in those future years.

This Agreement shall continue in effect until April 30, 2013.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Mary Ellen Stanek
Managing Director

BAIRD FUNDS, INC. (on behalf of Baird LargeCap, MidCap and SmallCap Value Funds)

By: /s/Dominick Zarcone
Treasurer